EXHIBIT 12.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratios)

                                           For the
                                          Six Months
                                            Ended
                                          June 30,
                                            2000      1999      1998      1997      1996      1995
                                          --------- --------- --------- --------- --------- ---------
Earnings (Loss): ........................  $12,078   $22,053   $19,403   ($2,797)   $2,175      $866
Add Back:
  Interest Expense.......................   11,519    19,697    14,033     7,043     6,327     3,553
  Write-off of Unamortized Loan Costs....       --        --        --     2,295        --        --
  Acquisition LLC Financing Costs........       --        --        --     6,973        --        --
                                          --------- --------- --------- --------- --------- ---------
    Earnings Available for Fixed Charges.  $23,597   $41,750   $33,436   $13,514    $8,502    $4,419
                                          --------- --------- --------- --------- --------- ---------
Combined Fixed Charges:
  Interest Incurred......................  $15,222   $23,792   $16,264    $7,139    $6,327    $3,553
  Write-off of Unamortized Loan Costs(a).       --        --        --     2,295        --        --
  Acquisition LLC Financing Costs(b).....       --        --        --     6,973        --        --
  Preferred Dividends....................    1,832     2,036        --     3,038     1,590        --
                                          --------- --------- --------- --------- --------- ---------
    Fixed Charges........................  $17,054   $25,828   $16,264   $19,445    $7,917    $3,553
                                          --------- --------- --------- --------- --------- ---------
Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends(c)...........     1.38      1.62      2.06      0.69      1.07      1.24
Excess of Fixed Charges Over Earnings....    $  --     $  --     $  --     $  --     $  --     $  --

-------------------

  This amount represents unamortized loan costs associated with debt retired in connection with the IPO.

  This amount represents the portion of the purchase price of the membership interests in ARE Acquisitions, LLC (the "Acquisition LLC") paid by the Company in excess of the cost incurred by the Acquisition LLC to acquire the three Life Science Facilities owned by it.

  For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest), write-off of unamortized loan costs, Acquisition LLC Financing Costs (see Note (b)), and preferred stock dividends.